FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

ITEM 1	Name and Address of Company

IAMGOLD Corporation (the "Corporation") 401 Bay Street, Suite 3200 Toronto, Ontario M5H 2Y4

ITEM 2	Date of Material Change

February 13, 2022

ITEM 3	News Release

Attached hereto as Schedule "A" is a copy of the news release (the "News Release") relating to the material change referred to in this report, which was disseminated through Newsfile Corp. prior to the opening of trading on the TSX and NYSE on February 14, 2022 and subsequently filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov/edgar.shtml.

ITEM 4	Summary of Material Change

On February 13, 2022, the Corporation entered into a collaboration agreement (the "Collaboration Agreement") with RCF Management L.L.C. and Resource Capital Fund VII L.P. (collectively, "RCF"), pursuant to which the Corporation and RCF agreed to certain matters regarding the governance processes and constitution of the board of directors of the Corporation (the "Board"), including, among other things, (i) the appointment of Maryse Belanger, David Smith and Ian Ashby to the Board, (ii) the appointment of Ms. Belanger as the Chair of the Board, (iii) the establishment of a process for the selection and appointment of an additional independent director nominee and (iv) the reconstitution of the standing committees of the Board and establishment of a CEO Search Committee and an Ad Hoc Nominating Committee. A redacted copy of the Collaboration Agreement is attached hereto as Schedule "B" and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

ITEM 5	Full Description of Material Change

5.1 Full Description of Material Change

On February 13, 2022, the Corporation entered into the Collaboration Agreement. The following summary of the key terms of the Collaboration Agreement does not purport to be a complete description of all the parties' rights and obligations thereunder and is qualified in its entirety by reference to the Collaboration Agreement.

Pursuant to the Collaboration Agreement, the Corporation agreed (i) to immediately appoint Maryse Belanger, David Smith and Ian Ashby (the "Investor Nominees") to the Board and (ii) to appoint Ms. Belanger as the Chair of the Board concurrently with the execution of the Collaboration Agreement. Richard Hall has stepped down from the Board, effective upon the execution of the Collaboration Agreement, and Ronald Gagel will resign from the Board following the announcement of the Corporation's 2021 year-end results. Timothy Snider has advised that he will not stand for re-election at the Corporation's 2022 annual meeting of shareholders (the "2022 Annual Meeting").

Pursuant to the Collaboration Agreement, the Corporation agreed to form a CEO Search Committee composed of Mr. Smith, Ms. Belanger and Kevin O'Kane to oversee the search process to identify qualified candidates to become the Corporation's next Chief Executive Officer ("CEO"). Additionally, pursuant to the Collaboration Agreement, the Corporation agreed to form an Ad Hoc Nominating Committee composed of Ann Masse, Deborah Starkman, Mr. O'Kane, Ms. Belanger, Mr. Smith and Mr. Ashby. The Ad Hoc Nominating Committee will conduct a search for one additional independent nominee to be appointed to the Board no later than March 14, 2022 (the "Independent Nominee"), with RCF expressly permitted to propose candidates as part of such search.

Prior to the expiration of the Standstill Period (as defined below), the Corporation agreed that the Board will consist of no more than nine (9) directors, with one of the directors to be the CEO following the appointment of the new CEO at the conclusion of the CEO search process, and the Corporation shall not decrease the size of the Board if such decrease would require the resignation of any of the Investor Nominees or the Independent Nominee.

Additionally, at (A) each of the 2022 Annual Meeting and the Corporation's 2023 annual meeting of shareholders (the "2023 Annual Meeting") and (B) any special meeting of shareholders of the Corporation held prior to the expiration of the Standstill Period at which the election of directors is considered, the Corporation agreed to (1) include the Investor Nominees and the Independent Nominee on the Corporation's slate of director candidates, (2) nominate and reflect in the management information circular and form of proxy for each such meeting the nomination of the Investor Nominees and the Independent Nominee for election as directors of the Corporation at each such meeting, (3) cause all valid proxies received by the Corporation to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all such proxies for which a vote is not specified in respect of the election of directors to be voted for the Investor Nominees and the Independent Nominee and (4) solicit proxies in favor of and otherwise support the election of the Investor Nominees and the Independent Nominee no less than the manner in which the Corporation supports its other nominees for election at any such meeting.

Pursuant to the Collaboration Agreement, RCF is subject to certain customary standstill restrictions and voting commitments from the date of the Collaboration Agreement until the earlier of (i) the day following the completion of all business to be conducted at the 2023 Annual Meeting and termination of the 2023 Annual Meeting and (ii) December 31, 2023 (the "Standstill Period").

The Collaboration Agreement also provides that if an Investor Nominee ceases to be a director for any reason prior to the end of the Standstill Period, and so long as RCF has not ceased to beneficially own in the aggregate at least 2.5% of the Corporation's then outstanding common shares, then RCF has the ability to recommend a substitute person to serve on the Board who meets certain independence requirements, in accordance with the terms of the Collaboration Agreement.

The Corporation and RCF also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue the News Release announcing certain terms of the Collaboration Agreement.

5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, please contact:

Tim Bradburn Senior Vice President, General Counsel and Corporate Secretary Tel: 1-888-464-9999

ITEM 9	Date of Report

February 17, 2022

Schedule "A"
News Release

See attached.

IAMGOLD AND RCF REACH AGREEMENT ON CHANGES

TO IAMGOLD BOARD OF DIRECTORS

Toronto, Ontario, February 14, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") and Resource Capital Fund VII L.P. ("RCF VII"), a fund managed by RCF Management L.L.C. ("RCFM" and together with RCF VII, "RCF") today announced a collaboration agreement (the "Agreement").

Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby have been appointed to the Board of Directors of IAMGOLD (the "Board") as independent directors, and Ms. Bélanger has been appointed Chair, effective immediately.

Richard Hall has stepped down from the Board, effective immediately and Ronald Gagel will resign from the Board following the announcement of the Company's 2021 year-end results. Tim Snider has advised that he will not stand for re-election at the Company's 2022 annual shareholders' meeting. A committee of the Board comprised of the current Nominating and Corporate Governance Committee of the Company and the three new appointees to the Board will recommend one additional director to replace Mr. Gagel taking into consideration an optimal mix of skills and expertise and as part of a continuing renewal process. Following the 2022 annual shareholders' meeting, the refreshed Board will consist of no more than eight independent directors, plus one executive director, once the permanent CEO is appointed.

In addition, one of the new directors will be appointed to each standing committee of the Board. Mr. Smith will become Chair of the Audit Committee upon Mr. Gagel's departure. The CEO Search Committee will consist of Maryse Bélanger, David Smith and Kevin O'Kane. This committee will oversee the search process already commenced earlier in January to identify qualified candidates to assume the role of permanent CEO.

Full details of the settlement are included in the Agreement, which will be filed with the applicable Canadian securities regulatory authorities and made available on SEDAR at www.sedar.com.

Biography of Maryse Bélanger

Maryse Bélanger brings over 35 years of experience with gold companies globally with proven strengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry's key strategic acquisitions. From July 2016 to July 2019, Ms. Bélanger was President, COO and Director of Atlantic Gold Corporation, where she successfully guided the company in taking its Touquoy Mine in Nova Scotia from construction to commissioning, ramp up and full production, through its eventual acquisition by St. Barbara for C$722 million.

Ms. Bélanger is currently a director of Pure Gold Inc, as well as an active Board Member of Equinox Gold and Sherritt International. She was recognized twice by the Women in Mining UK "WIM (UK)" 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics, ICD.D designation and she is fluent in English, French, Spanish and Portuguese.

Biography of David Smith

David Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure. He brings more than 35 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith currently is also a director of Hudbay Minerals Inc. and Pretivm Resources Inc. He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D). He holds a Bachelor of Science degree in Accounting and Finance.

Biography of Ian Ashby

Ian Ashby served as President of Iron Ore for BHP Billiton between 2006 and 2012, when he retired from the company. During his 25-year tenure with BHP Billiton, Ian held numerous roles in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office.

Mr. Ashby began his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia. He has served as a non-executive director of New World Resources PLC and Genco Shipping & Trading, and has served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a Bachelor of Engineering (Mining) degree from the University of Melbourne in Australia.

Mr. Ashby is also a director of Anglo American plc and previously served as chairman of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp., Nevsun Resources Ltd., New World Resources PLC and Genco Shipping & Trading, and in an advisory capacity with Apollo Global Management and Temasek.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements.

Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "believe", "would", "continue", "expect", "anticipate", "intend", "potential", or "plan", or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual events to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the Company's ability to identify and appoint suitable candidates to serve as directors and executive officers, the Company's ability to execute on its strategic objectives and business plans, risks associated with mining industry in general, and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

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IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

About Resource Capital Funds

Resource Capital Funds ("RCF") is a group of commonly managed private equity funds, established in 1998 with a mining sector specific investment mandate spanning all hard mineral commodities and geographic regions. Since inception, RCF has supported more than 200 mining companies, with projects located in more than 50 countries and across 32 commodities. Further information about RCF can be found on its website (www.resourcecapitalfunds.com).

RCF has a team of investment professionals, with wide ranging industry and technical expertise and a demonstrated history of investments in mining globally. RCF's track record is based on its ability to pick technically and commercially compelling assets and support management to achieve desired outcomes whilst remaining throughout a source of patient capital. RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so strives to earn superior returns for all shareholders.

IAMGOLD Investor Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

Media

Longview Communications and Public Affairs

Ian Hamilton, Managing Partner, 905 399 6591, ihamilton@longviewcomms.ca

Joel Shaffer, Partner, 416 649 8006, jshaffer@longviewcomms.ca

RCF Contact Information

Navigator

Amanda Robinson

Direct: 416 520 9490

Email: arobinson@navltd.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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Schedule "B"
Collaboration Agreement

See attached.

Execution Version

COLLABORATION AGREEMENT

This collaboration agreement (the "Agreement") is made as of February 13, 2022 between IAMGOLD Corporation, a corporation governed by the federal laws of Canada (the "Company") and RCF Management L.L.C. ("RCFM") and Resource Capital Fund VII L.P. ("RCF VII" and together with "RCFM", "RCF"). RCFM, RCF VII and each Affiliate (as defined below) thereof, including each of the Persons (as defined below) set forth on Schedule "A", are collectively referred to as the "RCF Group" for purposes of this Agreement.

RECITALS

WHEREAS, the Company and RCF (for themselves and the other members of the RCF Group) wish to enter into this Agreement in order to reflect their mutual agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Appointment of Investor Nominees.

(a) Concurrently with the execution of this Agreement:

(i) Richard Hall shall tender his resignation as a director of the Company effective upon execution of this Agreement; and

(ii) the Company shall take any and all steps necessary to immediately appoint Maryse Belanger, David Smith and Ian Ashby to the board of directors of the Company (the "Board") to fill the vacancies resulting from the resignation of Mr. Hall, the resignation of Donald Charter, which was effective on January 29, 2022 and the resignation of Gordon Stothart, which was effective on January 12, 2022.

2. Additional Independent Nominee.

(a) Following the execution of this Agreement, the Ad Hoc Nominating Committee (as defined below) shall in good faith select one (1) additional candidate for appointment to the Board and inclusion in the slate of the Company's nominees standing for election, and recommended by or on behalf of the Board, at the 2022 Meeting (the "Independent Nominee"). The Independent Nominee must satisfy the Nominee Independence Requirements.

(b) The Ad Hoc Nominating Committee shall use commercially reasonable efforts to conduct customary interview(s) of Independent Nominee candidates (including any such candidates proposed by RCF, which RCF shall be expressly permitted to propose) as promptly as practicable.

(c) The Ad Hoc Nominating Committee and the Board in assessing all Independent Nominee candidates shall take into consideration the merits, qualifications, expertise, experience, skill-set, reputation, integrity and independence of any candidate considered for election or appointment as the Independent Nominee with a view to maintaining and advancing the best interests of the Company.

(d) Upon the recommendation of the Independent Nominee candidate by the Ad Hoc Nominating Committee, the Board shall promptly and in any event, no later than two (2) business days after the Ad Hoc Nominating Committee's recommendation of the Independent Nominee candidate, determine whether such candidate is reasonably acceptable to the Board and if such Independent Nominee candidate is determined to be acceptable, appoint such Independent Nominee candidate to the Board and include such Independent Nominee candidate in the slate of the Company's nominees standing for election, and recommended by or on behalf of the Board, at the 2022 Meeting (the "Independent Nominee Selection Process").

(e) The Company, through the Ad Hoc Nominating Committee and the Board, shall complete the Independent Nominee Selection Process with respect to the Independent Nominee no later than 11:59 p.m. on March 14, 2022 with such Independent Nominee candidate to be appointed to the Board no later than such date.

(f) With a view to maintaining and advancing the best interests of the Company, the Ad Hoc Nominating Committee may vet, evaluate, select, and recommend director candidates (including any such candidates proposed by RCF, which RCF shall be expressly permitted to propose) in addition to the one (1) Independent Nominee to be appointed and nominated to the Board, for the Board to consider with respect to or in anticipation of any vacancies that may arise on the Board in advance of the 2022 Meeting; provided that the determination to appoint or nominate any such additional candidates recommended by the Ad Hoc Nominating Committee shall be in the sole discretion of the Board.

(g) This Section 2 shall terminate upon either of the following: (i) any material breach of this Agreement by the RCF Group (including without limitation the RCF Group's failure to comply with Section 6(a)) or (ii) the RCF Group ceasing to beneficially own, directly or indirectly, at least 2.5% of the issued and outstanding Common Shares (and RCF covenants and agrees that it shall promptly advise the Company in writing within two (2) business days after the RCF Group ceases to beneficially own, or exercise control or direction over, directly or indirectly, such percentage of Common Shares).

3. Board Representation.

(a) For so long as the Termination Date has not occurred:

(i) the Board will consist of no more than nine (9) directors (with one of the directors to be the Chief Executive Officer of the Company ("CEO") following the appointment of the new CEO at the conclusion of the CEO search process contemplated hereby) and the Company shall not decrease the size of the Board if such decrease would require the resignation of any of the Investor Nominees or the Independent Nominee;

(ii) at (A) each of the 2022 Meeting and the 2023 Meeting and (B) any special meeting of shareholders of the Company held prior to the Termination Date at which the election of directors is considered, the Company will (1) cause the Company's slate of nominees standing for election, and recommended by or on behalf of the Board, at each such meeting to include the Investor Nominees and the Independent Nominee, (2) nominate and reflect in the management information circular and form of proxy for each such meeting the nomination of the Investor Nominees and the Independent Nominee for election as directors of the Company at each such meeting, (3) cause all valid proxies received by the Company to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all such proxies for which a vote is not specified in respect of the election of directors to be voted for the Investor Nominees and the Independent Nominee and (4) solicit proxies in favor of and otherwise support the election of the Investor Nominees and the Independent Nominee in a manner no less favorable than the manner in which the Company supports its other nominees for election at any such meeting;

(iii) RCF acknowledges that, in the event that an Investor Nominee or an Independent Nominee ceases to satisfy the Nominee Independence Requirements, is prohibited by law or stock exchange rule from serving on the Board or is required to resign from the Board pursuant to the Majority Voting Policy of the Company, such Investor Nominee or Independent Nominee, as the case may be, shall forthwith tender his or her resignation from the Board (and any committee thereof) with immediate effect, unless the Board otherwise determines;

(iv) if an Investor Nominee resigns or is removed as a director or is otherwise unwilling or unable to serve as a director for any reason, including as a result of death or disability, or an Investor Nominee ceasing to satisfy the Nominee Independence Requirements, RCF shall be entitled to designate a replacement director as a substitute director (any such nominee, a "Substitute Nominee"), provided that such Substitute Nominee must satisfy the Nominee Independence Requirements and be acceptable to the Nominating and Corporate Governance Committee (the "NCGC"), acting reasonably, and the Company and the Board shall take all necessary action to appoint any such Substitute Nominee as a director as promptly as practicable and upon becoming a director, such Substitute Nominee will succeed to all of the rights and privileges, and will be bound by the terms and conditions, of the Investor Nominees under this Agreement. If any individual that RCF designates as a proposed Substitute Nominee is not acceptable to the NCGC or the Board, RCF shall be entitled to designate a different individual as the proposed Substitute Nominee, and so on, until a Substitute Nominee who is acceptable to the NCGC, acting reasonably, has been recommended by the NCGC and appointed to the Board;

(v) if the Independent Nominee ceases to be a director or chooses not to stand for election for any reason at any meeting of shareholders of the Company where directors are elected, then a replacement Independent Nominee shall be selected as the Ad Hoc Nominating Committee or the NCGC, as applicable, may recommend and the Board may approve with RCF being expressly permitted in such circumstances to recommend replacement Independent Nominee candidates for consideration by the Ad Hoc Nominating Committee or the NCGC, as applicable, and, upon such approval by the Board, such replacement shall be the Independent Nominee for purposes of this Agreement and succeed to all of the rights and privileges, and will be bound by the terms and conditions, of the Independent Nominee under this Agreement; and

(vi) each committee of the Board created by the Board after the execution of this Agreement shall include at least one Investor Nominee or the Independent Nominee, subject to applicable laws and stock exchange rules.

(b) One Investor Nominee will be appointed as a member of each standing committee of the Board that exists immediately following the execution of this Agreement with such appointments to occur as promptly as practicable upon execution of this Agreement; provided that, unless otherwise agreed by the applicable Investor Nominee and the Board (i) David Smith shall be appointed to the Audit and Finance Committee and, following completion and publication of the audited financial statements for the financial year ended December 31, 2021, he shall become the chair of such committee, and (ii) Maryse Belanger shall be appointed to the NCGC.

(c) Concurrently with the execution of this Agreement, the Company confirms that the Board has formed a CEO Search Committee (the "CEO Search Committee") composed of the following members: David Smith, Maryse Belanger and Kevin O'Kane. All decisions of the CEO Search Committee, including with respect to the selection and recommendation of a CEO to the Board, must be approved by a majority vote of the members of the CEO Search Committee. The Company shall provide all necessary resources and assistance to the CEO Search Committee to enable it to fulfill its functions as quickly and efficiently as practicable, and the CEO Search Committee may retain and meet with one or more recruitment or search firm(s) as reasonably required to assist it in its functions. The mandate of the CEO Search Committee provides that such committee shall not be terminated or disbanded, its mandate shall not be amended or removed, and it shall not have its powers and authorities reduced, in each case, without the prior written consent of a majority of the members of the CEO Search Committee, provided that the CEO Search Committee shall be disbanded upon the appointment of a new CEO.

(d) Concurrently with the execution of this Agreement, the Company confirms that the Board has formed an Ad Hoc Nominating Committee (the "Ad Hoc Nominating Committee") composed of the following members: Kevin O'Kane, Ann Masse, Deborah Starkman, Maryse Belanger, David Smith and Ian Ashby. Kevin O'Kane and Maryse Belanger shall serve as Co-Chairs of the Ad Hoc Nominating Committee. All decisions of the Ad Hoc Nominating Committee, including with respect to the vetting, evaluation, selection, recommendation and nomination of the Independent Nominee candidates must be approved by a majority vote of the members of the Ad Hoc Nominating Committee. The Company shall provide all necessary resources and assistance to the Ad Hoc Nominating Committee to enable it to fulfill its functions as quickly and efficiently as practicable, and the Ad Hoc Nominating Committee may retain and meet with one or more recruitment or search firm(s) as reasonably required to assist it in its functions. The mandate of the Ad Hoc Nominating Committee provides that such committee shall not be terminated or disbanded, its mandate shall not be amended or removed, and it shall not have its powers and authorities reduced, in each case, without the prior written consent of a majority of the members of the Ad Hoc Nominating Committee, provided that the Ad Hoc Nominating Committee shall be disbanded on the date of the 2022 Meeting.

(e) The Company and each of the Investor Nominees and the Independent Nominee shall make all necessary filings required in connection with the appointment of such Investor Nominee and Independent Nominee, as the case may be, with any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Company. The Company shall assist each of the Investor Nominees and the Independent Nominee in connection with any such necessary filings in a manner no less favorable than the Company assists other directors in this regard.

(f) Upon appointment to the Board, each Investor Nominee and the Independent Nominee shall receive the same compensation, expense reimbursement and benefits of director and officer insurance and any indemnity and exculpation arrangements available generally to the other non-executive directors and shall be required to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to directors, and shall preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.

(g) The Company's obligations in this Section 3 (including, for certainty, any obligation to appoint a Substitute Nominee) shall terminate upon either of the following: (i) any material breach of this Agreement by the RCF Group (including without limitation the RCF Group's failure to comply with Section 6(a)) or (ii) the RCF Group ceasing to beneficially own, directly or indirectly, at least 2.5% of the issued and outstanding Common Shares (and RCF covenants and agrees that it shall promptly advise the Company in writing within two (2) business days after the RCF Group ceases to beneficially own, or exercise control or direction over, directly or indirectly, such percentage of Common Shares).

4. The 2022 Meeting and the Retirement of Certain Directors.

(a) The Company confirms that it has called the 2022 Meeting to be held on May 3, 2022 and will convene and hold the 2022 Meeting no later than May 6, 2022. Except (i) as required for quorum purposes, (ii) as required by law, or (iii) if duly adopted and approved by the shareholders at the 2022 Meeting upon motion duly made and seconded by one or more shareholders, the Company shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the 2022 Meeting without the prior written consent of RCF.

(b) The Company represents and warrants that Ronald Gagel has confirmed and undertaken to the Company that he will resign from the Board no later than immediately following the completion and publication of the audited financial statements for the financial year ended December 31, 2021.

(c) The Company represents and warrants that Timothy Snider has confirmed and undertaken to the Company that he will not stand for election at the 2022 Meeting.

5. Board Chair Appointment.

(a) The Company agrees that concurrently with the execution of this Agreement, Maryse Belanger will be appointed as the Chair of the Board and the Company and the Board shall take all necessary action to appoint Maryse Belanger as Chair of the Board.

6. Standstill.

(a) RCF agrees that effective as of the date of this Agreement and continuing until the Termination Date, neither the RCF Group nor any of its Affiliates, principals, directors, general partners, officers, employees, members, agents or representatives, will, acting alone or "jointly or in concert" (within the meaning of applicable securities laws) with any other Person, unless specifically consented to in writing by the Board, directly or indirectly:

(i) make, or induce any person to make, any unsolicited take-over bid, or any other unsolicited merger or unsolicited going-private transaction involving the Company; or

(ii) engage in, participate in, or in any way initiate, directly or indirectly, any

"solicitation" (as such term is defined in the CBCA and in any applicable securities laws) of proxies or consents, with respect to the voting of any securities of the Company; or

(iii) initiate, propose or otherwise "solicit" (as such term is defined in the CBCA) securityholders of the Company to vote any securities of the Company on any matter; or

(iv) deposit any securities of the Company into a voting trust, or subject any securities of the Company to any agreement or arrangement with respect to the voting of such securities, or enter into any other agreement or arrangement having similar effect to which, in each case, a Person who is not an Affiliate of the RCF Group is a party; or

(v) seek, alone or jointly or in concert with others, (i) to requisition or call a meeting of the shareholders of the Company, (ii) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, other than as expressly provided in this Agreement, or (iii) to effect the removal of any member of the Board or otherwise alter the composition of the Board, other than as expressly provided in this Agreement; or

(vi) submit, or induce any person to submit, any shareholder proposal pursuant to Section 137 of the CBCA; or

(vii) commence, encourage or support any derivative action in the name of the Company or any of its Affiliates, or any action or proceeding against the Company or any of its Affiliates or any of its or their current or former officers or directors (collectively, the "Subject Parties"); provided that nothing in this Section 6(a)(vii) will prevent, limit or restrict the RCF Group from responding to any such action or proceeding commenced against the RCF Group by any of the Subject Parties or taking any action to enforce the terms of this Agreement; or

(viii) enter into any discussions, agreements or understandings with any Person with respect to or in contemplation of the foregoing, or advise, assist, support or encourage any person to take any action inconsistent with the foregoing; or

(ix) make any public disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing, including any private request to amend, waive or terminate any provision of this Agreement that would require the Company to make a public disclosure.

(b) The restrictions in this Section 6(a) shall terminate automatically upon any material breach of this Agreement by the Company (including, without limitation, a breach of Section 2 or Section 3, as applicable, or a failure to issue the Press Release in accordance with Section 9) upon five (5) business days' written notice by RCF to the Company if such breach has not been cured within such notice period. Notwithstanding the foregoing provisions of this Section 6(a), the parties acknowledge and agree that the provisions of Section 6(a) will not limit in any respect RCF's ability to: (i) communicate privately with the Board or any officers of the Company with respect to any of the actions, activities, or matters otherwise restricted by Section 6(a), or (ii) vote or enter into a support agreement in respect of a Change of Control Transaction, provided the RCF Group has not committed a material breach of its obligations under this Section 6(a). For certainty, nothing in this Section 6(a) shall prevent the RCF Group from selling, pledging, purchasing, tendering, or undertaking any other ordinary course market transaction in securities of the Company, including with respect to some or all of the Common Shares beneficially owned by the RCF Group (or over which the RCF Group exercises control or direction).

7. Voting. For so long as the Termination Date has not occurred, RCF shall, and shall cause each of its Affiliates (including the other members of the RCF Group) to (i) be represented in person or by proxy at each meeting of the Company's shareholders or otherwise cause all Common Shares that the RCF Group and its Affiliates beneficially own or exercise control or direction over, directly or indirectly, to be counted as present for purposes of establishing a quorum, (ii) vote, or cause to be voted, all Common Shares that the RCF Group and its Affiliates beneficially own or exercise control or direction over, directly or indirectly, on the Company's proxy or voting instruction form in favour of (A) each of the directors nominated by the Board and recommended by the Board for election to the Board (and not in favour of any other nominees for election to the Board), including, for greater certainty, in favour of the Investor Nominees and the Independent Nominee at the 2022 Meeting and the 2023 Meeting, and (B) each other routine matter or proposal unanimously recommended for shareholder approval by the Board that is not special business, and (iii) not execute any proxy or voting instruction form in respect of such shareholders' meeting other than the proxy or voting instruction form being solicited by or on behalf of management of the Company; provided that for greater certainty, the RCF Group and its Affiliates shall have the right to vote in their sole discretion with respect to any other business matter, including arrangement, amalgamation, merger, consolidation, statutory share exchange, reorganization, recapitalization, asset sale or similar extraordinary transaction involving the Company and requiring a vote of the Company's shareholders.

8. Publicity. For so long as the Termination Date has not occurred, the Company, on the one hand, and RCF, on the other hand, shall not, and shall cause each of their respective Representatives, not to, directly or indirectly, in any manner make or issue or cause to be made or issued any public disclosure, announcement, comment or statement (including without limitation the filing of any document or report with any securities commission, stock exchange or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst or statement on social media) concerning the other party, or any of its respective past or present partners, managers, directors, officers or employees, or any of its respective past, present or future corporate strategy, business, corporate activities, performance, board or management, which disparages, impugns, negatively comments on or is reasonably likely to damage the reputation of any such Person, provided that in no event will the foregoing limitations apply to (a) any statements or announcements made in compliance with a legal process or subpoena, statements in response to inquiry from a court or regulatory body or statements made in any litigation or other proceeding, (b) any statements made in private communications with the Board or any directors or officers of the Company, or (c) the Company, RCF or any of their respective Representatives, as applicable, in the event any current or former Representative of the Company or RCF, as applicable, makes any comment or statement concerning the other party or any of its past or present Representatives, which disparages, impugns, negatively comments on or is reasonably likely to damage the reputation of any such Person; provided that this paragraph (c) shall apply only to permit RCF or the Company or their applicable Representatives to respond directly to such comment or statement.

9. Press Release. As soon as practicable following the execution of this Agreement, the Company and RCF shall jointly issue the press release attached hereto as Schedule "B" (the "Press Release"). For so long as the Termination Date has not occurred, none of the parties hereto shall (a) make any public announcements, disclosure or statements (including in any filing with the Canadian or U.S. securities regulators or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 9 or (b) issue or cause the publication of any press release or other public announcement or file with Canadian or U.S. securities regulators or any other regulatory or governmental agency, including any stock exchange, any securities or regulatory filing, including an early warning report or 13D filing made by RCF or any of its Affiliates, or a material change report or Form 6-K or other similar filing made by the Company (collectively, "Disclosure") with respect to the matters that are the subject of this Agreement, except, in each case, as required by law or the rules of any stock exchange or with the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, to the extent such Disclosure is required by law or the rules of any stock exchange, the party required to make such Disclosure shall be permitted to make such Disclosure, but first provide, to the extent legally permissible, the other party with prior written notice of the making of such Disclosure so that such other party has the reasonable opportunity to comment on such Disclosure (and the disclosing party shall consider, in good faith, any comments provided by such other party).

10. Expense Reimbursement. Within ten (10) days following the receipt of appropriate documentation, the Company shall reimburse RCF for its actual and documented out-of-pocket third party fees, costs and expenses incurred by RCF prior to the date hereof in connection with the activities of RCF in preparing for a proxy contest and seeking representation on the Board, the negotiation and execution of this Agreement and all related matters and activities; provided, however, that such expense reimbursement contemplated by this Section 10 shall not exceed a maximum aggregate amount of U.S.$1,200,000. Except as otherwise provided in this Section 10, all fees, costs and expenses incurred by each of the parties hereto shall be borne by such party.

11. Representations and Warranties.

(a) RCF represents and warrants to the Company as follows: (i) RCF has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly and validly authorized, executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against the RCF Group in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity; (iii) RCF's execution of this Agreement and the performance by the RCF Group of its obligations hereunder does not and will not conflict with or violate any law, any order of any court or any agency of government, its constating documents, or any provision of any indenture, agreement or other instrument to which the RCF Group is bound; (iv) RCF or its Affiliates are the beneficial owners of, and control and direct, directly or indirectly, 24,840,000 Common Shares and such Common Shares constitute all of the Voting Securities beneficially owned or controlled by RCF and its Affiliates; (v) the Investor Nominees qualify as directors under the CBCA and to RCF's knowledge after due inquiry, satisfy the Nominee Independence Requirements; (vi) neither RCF nor any of its Affiliates have made, or committed to make, any payment of any kind to any of the Investor Nominees; and (vii) RCFM, on behalf of itself and each of RCFM GP L.L.C. and Resource Capital Associates VII L.P., represents that its authorized signatory set forth on the signature page to this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind each of RCFM GP L.L.C. and Resource Capital Associates VII L.P.

(b) The Company represents and warrants to RCF as follows: (i) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly and validly authorized, executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity; (iii) the

Company's execution of this Agreement and the performance by it of its obligations hereunder does not and will not conflict with or violate any law, any order of any court or any agency of government, its constating documents, or any provision of any material indenture, agreement or other instrument to which the Company or any of its properties or assets is bound; and (iv) it has concurrently with the execution of this Agreement, adopted and approved a resolution delegating to the CEO Search Committee and the Ad Hoc Nominating Committee all the powers and authorities with respect to the matters described in Section 2 and 3 of this Agreement.

12. Term and Termination.

Subject to the provisions of Section 2(g), Section 3(g), Section 6(b) and this Section 12, this Agreement shall remain in full force and effect and shall be fully binding on each party in accordance with the provisions hereof until it is automatically terminated on the Termination Date. Notwithstanding the foregoing, this Section 12 (Term and Termination) as well as Sections 10 (Expense Reimbursement), 13 (Certain Defined Terms), 14 (Notices) and 15 (Miscellaneous) shall survive the termination of this Agreement and remain in full force and effect and be binding on the parties, regardless of any termination of this Agreement. Nothing in this Section 12 shall relieve either party for any breach of this Agreement prior to termination.

13. Certain Defined Terms. As used in this Agreement, the following terms have the meanings indicated:

(a) "2022 Meeting" means the annual meeting of shareholders to be held in 2022, and any adjournments or postponements thereof.

(b) "2023 Meeting" means the annual meeting of shareholders to be held in 2023, and any adjournments or postponements thereof.

(c) "Affiliate" means, with respect to any party to this Agreement, any Person which (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such party; provided that, for the purposes of this Agreement other than Section 13(k), the term Affiliate shall expressly exclude RCF Portfolio Companies and any principals, directors, general partners, officers, employees, members, agents and other representatives or associate of the RCF Portfolio Companies; provided that in the case of Section 6 of this Agreement such exclusion shall apply only to any RCF Portfolio Company and any principals, directors, general partners, officers, employees, members, agents and other representatives or associate thereof to the extent that such RCF Portfolio Company and any principals, directors, general partners, officers, employees, members, agents and other representatives or associate thereof is acting as directed by their duly elected board of directors and not in consultation or coordination, directly or indirectly, with any member of the RCF Group.

(d) "associate" has the meaning ascribed thereto in the Securities Act (Ontario).

(e) "beneficially owns" or "beneficially owned," is the "beneficial owner" of or has "beneficial ownership" of securities for the purposes of this Agreement shall be determined in the same manner as that set forth for determining a beneficial owner of a security under applicable securities laws, except that a Person will also be deemed to be the beneficial owner of all securities which such Person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

(f) "CBCA" means the Canada Business Corporations Act and the regulations thereunder, as many be amended, re-enacted or replaced from time to time.

(g) "Change of Control Transaction" means any transaction or series of related transactions that results in any of the following: (i) any Person or group of Persons acting "jointly or in concert" (within the meaning of applicable securities laws) is or becomes the beneficial owner, directly or indirectly, of Voting Securities of the Company representing at least a majority of the voting power of the Company's then outstanding securities; (ii) any Person or group of Persons acting "jointly or in concert" (within the meaning of applicable securities laws) acquires assets of the Company having an aggregate value exceeding 50% of the aggregate enterprise value of the Company; and (iii) a sale or disposition by the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (including the shares of any subsidiaries of the Company).

(h) "Common Shares" means the common shares in the capital of the Company.

(i) "Control" means, when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person at the relevant time of shares of that corporation carrying the greater of (i) a majority of the voting rights ordinarily exercisable at meetings of shareholders of that corporation, and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of that corporation that are sufficient to elect a majority of the directors, and, when applied to the relationship between a Person and a partnership, limited partnership, trust, joint venture or other entity, means the beneficial ownership by that Person at the relevant time of more than 50% of the ownership interests of the partnership, limited partnership, trust, joint venture or other entity, or the contractual right to direct the affairs of the partnership, limited partnership, trust, joint venture or other entity; and the words "Controlled by", "Controlling" and similar words have corresponding meanings; provided, that a Person who Controls a corporation, partnership, limited partnership, joint venture or other entity will be deemed to Control a corporation, partnership, limited partnership, trust, joint venture or other entity which is Controlled by such Person and so on.

(j) "Investor Nominees" means Maryse Belanger, David Smith and Ian Ashby.

(k) "Nominee Independence Requirements" means, with respect to an Investor Nominee, an Independent Nominee or a Substitute Nominee, such Investor Nominee, Independent Nominee or Substitute Nominee (A) is not employed by or in any contractual relationship with, or an Affiliate or associate of, RCF or any of its Affiliates or associates, (B) is independent of RCF, its Affiliates and/or associates, (C) is not a party to or a recipient of any compensation arrangements with RCF, its Affiliates and/or associates, (D) is not controlled by, does not take direction from and is not beholden (financially or otherwise) to RCF, its Affiliates and/or associates, and (E) qualifies as an "independent director" for the purposes of National Instrument 52-110 - Audit Committees.

(l) "Person" will be interpreted broadly to include, without limitation, any corporation, company, partnership, limited liability company, other entity or individual.

(m) "RCF Portfolio Companies" means such mining and related companies in respect of which RCF or investment funds managed or advised thereby currently owns, or will in the future acquire, an ownership interest. For certainty, no member of the RCF Group is a Portfolio Company.

(n) "Representatives" of a party means that party's Affiliates, principals, directors, general partners, officers, employees, members, agents and other representatives.

(o) "Termination Date" means the earlier of (1) the day following the completion of all business to be conducted at the 2023 Meeting and termination of the 2023 Meeting and

(2) December 31, 2023.

(p) "Voting Securities" means securities of the Company with the power to vote with respect to the election of directors generally, including, without limitation, the Common Shares.

14. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or sent to the recipient by email (if sent by email prior to 5:00 p.m. local time of the recipient on a business day or, if not, on the next business day), or one

(1) business day after deposit with a reputable overnight courier service (charges prepaid), or three

(3) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Company and RCF at the following addresses:

If to the Company:

IAMGOLD Corporation

401 Bay Street, Suite 3200, PO Box 153

Toronto, Ontario M5H 2Y4

Attention: Tim Bradburn

Email: [REDACTED EMAIL]

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre, 77 King Street West, Suite 3100

Toronto, Ontario M5K 1J3

Attention: Adam Givertz

Email: [REDACTED EMAIL]

and

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario M5V 3J7

Attention: Aaron Atkinson

Email: [REDACTED EMAIL]

If to RCF:

Resource Capital Funds

1400 Wewatta, Suite 850

Denver, CO 80202

United States of America

Attention: Mason Hills

Email: [REDACTED EMAIL]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West 199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Edward Waitzer and Frank Selke

Email: [REDACTED EMAIL]

and

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attention: Andrew Freedman

Email: [REDACTED EMAIL]

15. Miscellaneous.

(a) Survival. The representations and warranties, covenants and agreements contained in this Agreement shall survive the execution of this Agreement and any investigation at any time by or on behalf of RCF or the Company.

(b) Entire Agreement. This Agreement contains the entire agreement between the parties hereto concerning the subject matter hereof and supersedes all prior written and prior or contemporaneous oral agreements between the parties with respect to such matters.

(c) Amendment. The agreements set forth in this Agreement may be modified or waived only by a separate writing by the Company and RCF expressly so modifying or waiving such agreements.

(d) No Waiver. No failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e) Assignment. Any assignment or attempted assignment of this Agreement by either RCF or the Company without the prior written consent of the other party shall be void.

(f) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(g) Time is of the Essence. Time is of the essence in the performance of this Agreement.

(h) RCF Portfolio Companies. Notwithstanding anything to the contrary provided elsewhere herein, except as expressly provided in the definition of "Affiliate", none of the provisions of this Agreement shall apply to the RCF Portfolio Companies or any principals, directors, general partners, officers, employees, members, agents and other representatives of the RCF Portfolio Companies.

(i) Breach of Agreement. Each of RCF, on the one hand, and the Company, on the other hand, shall be responsible for the actions of their respective Representatives such that an action taken or an omission to act by any such Representative that would constitute a breach of this Agreement if such Representative were a party to this Agreement shall be deemed to be a breach of this Agreement by RCF or the Company, as applicable. A breach of any term of this Agreement by RCF on the one hand and the Company on the other hand or any of their respective Representatives, will entitle the other party to equitable remedies (including specific performance or injunctive relief) in addition to any claim for damages or any other legal remedy. Furthermore, the Company and RCF agree that the breaching party will not plead in defense of the foregoing that there would be an adequate remedy at law and agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief.

(j) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a party may send a copy of its signature on the execution page hereof to the other party by email or pdf or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving party.

(k) Governing Law and Attornment. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario sitting in the City of Toronto for any actions or proceedings arising out of or related to this Agreement.

(l) Agent for Service. RCF (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Stikeman Elliott LLP as its authorized agent upon which process may be served in any action or proceeding arising out of or relating to this Agreement that may be instituted in the courts of the Province of Ontario, (ii) submits to the jurisdiction of such court in any such action or proceeding, and (iii) agrees that service of process upon Stikeman Elliott LLP and written notice of said service to RCF shall be deemed in every respect effective service of process upon RCF in any such action or proceeding. RCF further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment Stikeman Elliott LLP in full force and effect so long as this Agreement is in force.

(m) Third-Party Beneficiaries. Except as otherwise provided in Section 6, Section 8 and this Section 15(m), no Person that is not a party to this Agreement shall be entitled to the benefit of any provisions of this Agreement or have any rights hereunder; provided that, notwithstanding the foregoing, (i) RCF acknowledges to the Subject Parties (as defined in Section 6(a)(vii)) their direct rights against it under Section 6(a)(vii), which are intended for the benefit of, and shall be enforceable by, each of the Subject Parties and its or their respective successors, assigns, heirs or legal representatives, as applicable, and (ii) each party acknowledges to the Representatives of the other party their direct rights against it under Section 8, which are intended for the benefit of, and shall be enforceable by, each of the Representatives, and its or their respective successors, assigns, heirs or legal representatives, as applicable. To the extent required by law to give full effect to these direct rights, the Company and RCF each agrees and acknowledges that it is acting as trustee of, and holds the entitlements and benefits contained in each of Section 6 and Section 8 in trust for, the Subject Parties and the Representatives, as applicable.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

IAMGOLD CORPORATION

Per:
/s/ Tim Bradburn
Name: Tim Bradburn

Title: SVP, General Counsel & Corporate Secretary

RCF MANAGEMENT L.L.C.

Per:
/s/ Mason Hills
Name: Mason Hills

Title: General Counsel

RESOURCE CAPITAL FUND VII L.P., by its general partner, RESOURCE CAPITAL ASSOCIATES VII L.P., by its general partner RCFM GP L.L.C.

Per:
/s/ Mason Hills
Name: Mason Hills

Title: General Counsel

Signature Page - Collaboration Agreement

SCHEDULE "A"

Specified Affiliates

RCFM GP L.L.C.

Resource Capital Associates VII L.P.

SCHEDULE "B"

Press Release

See attached.

IAMGOLD AND RCF REACH AGREEMENT ON CHANGES

TO IAMGOLD BOARD OF DIRECTORS

Toronto, Ontario, February 14, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") and Resource Capital Fund VII L.P. ("RCF VII"), a fund managed by RCF Management L.L.C. ("RCFM" and together with RCF VII, "RCF") today announced a collaboration agreement (the "Agreement").

Pursuant to the Agreement, Maryse Bélanger, David Smith and Ian Ashby have been appointed to the Board of Directors of IAMGOLD (the "Board") as independent directors, and Ms. Bélanger has been appointed Chair, effective immediately.

Richard Hall has stepped down from the Board, effective immediately and Ronald Gagel will resign from the Board following the announcement of the Company's 2021 year-end results. Tim Snider has advised that he will not stand for re-election at the Company's 2022 annual shareholders' meeting. A committee of the Board comprised of the current Nominating and Corporate Governance Committee of the Company and the three new appointees to the Board will recommend one additional director to replace Mr. Gagel taking into consideration an optimal mix of skills and expertise and as part of a continuing renewal process. Following the 2022 annual shareholders' meeting, the refreshed Board will consist of no more than eight independent directors, plus one executive director, once the permanent CEO is appointed.

In addition, one of the new directors will be appointed to each standing committee of the Board. Mr. Smith will become Chair of the Audit Committee upon Mr. Gagel's departure. The CEO Search Committee will consist of Maryse Bélanger, David Smith and Kevin O'Kane. This committee will oversee the search process already commenced earlier in January to identify qualified candidates to assume the role of permanent CEO.

Full details of the settlement are included in the Agreement, which will be filed with the applicable Canadian securities regulatory authorities and made available on SEDAR at www.sedar.com.

Biography of Maryse Bélanger

Maryse Bélanger brings over 35 years of experience with gold companies globally with proven strengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry's key strategic acquisitions. From July 2016 to July 2019, Ms. Bélanger was President, COO and Director of Atlantic Gold Corporation, where she successfully guided the company in taking its Touquoy Mine in Nova Scotia from construction to commissioning, ramp up and full production, through its eventual acquisition by St. Barbara for C$722 million.

Ms. Bélanger is currently a director of Pure Gold Inc, as well as an active Board Member of Equinox Gold and Sherritt International. She was recognized twice by the Women in Mining UK "WIM (UK)" 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics, ICD.D designation and she is fluent in English, French, Spanish and Portuguese.

Biography of David Smith

David Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure. He brings more than 35 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith currently is also a director of Hudbay Minerals Inc. and Pretivm Resources Inc. He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D). He holds a Bachelor of Science degree in Accounting and Finance.

Biography of Ian Ashby

Ian Ashby served as President of Iron Ore for BHP Billiton between 2006 and 2012, when he retired from the company. During his 25-year tenure with BHP Billiton, Ian held numerous roles in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office.

Mr. Ashby began his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia. He has served as a non-executive director of New World Resources PLC and Genco Shipping & Trading, and has served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a Bachelor of Engineering (Mining) degree from the University of Melbourne in Australia.

Mr. Ashby is also a director of Anglo American plc and previously served as chairman of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp., Nevsun Resources Ltd., New World Resources PLC and Genco Shipping & Trading, and in an advisory capacity with Apollo Global Management and Temasek.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements.

Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "believe", "would", "continue", "expect", "anticipate", "intend", "potential", or "plan", or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual events to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the Company's ability to identify and appoint suitable candidates to serve as directors and executive officers, the Company's ability to execute on its strategic objectives and business plans, risks associated with mining industry in general, and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

Page | 2 of 3

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

About Resource Capital Funds

Resource Capital Funds ("RCF") is a group of commonly managed private equity funds, established in 1998 with a mining sector specific investment mandate spanning all hard mineral commodities and geographic regions. Since inception, RCF has supported more than 200 mining companies, with projects located in more than 50 countries and across 32 commodities. Further information about RCF can be found on its website (www.resourcecapitalfunds.com).

RCF has a team of investment professionals, with wide ranging industry and technical expertise and a demonstrated history of investments in mining globally. RCF's track record is based on its ability to pick technically and commercially compelling assets and support management to achieve desired outcomes whilst remaining throughout a source of patient capital. RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so strives to earn superior returns for all shareholders.

IAMGOLD Investor Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

Media

Longview Communications and Public Affairs

Ian Hamilton, Managing Partner, 905 399 6591, ihamilton@longviewcomms.ca

Joel Shaffer, Partner, 416 649 8006, jshaffer@longviewcomms.ca

RCF Contact Information

Navigator

Amanda Robinson

Direct: 416 520 9490

Email: arobinson@navltd.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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